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                                                                     Exhibit 3.4

                                By-laws Amendment

                  The following would be added as Article V Section 17 of the By-laws of Parent:

                  SECTION 17. Pursuant to the terms of the Agreement and Plan of Merger, dated June 4, 1999, among Honeywell Inc., the Corporation and Blossom Acquisition Corp. (the "Merger Agreement") and the employment agreement referred to in Section 6.7 of the Merger Agreement (the "Employment Agreement") Michael
R. Bonsignore has been elected Chief Executive Officer of the Corporation effective as of the effective time of the merger contemplated by the Merger Agreement and Chairman of the Board effective as of April 1, 2000 (or such earlier date as Lawrence A. Bossidy shall retire as Chairman). Notwithstanding anything in these By-laws to the contrary, until the second anniversary of the effective time of the merger, (i) the removal of Michael R. Bonsignore from the position of Chief Executive Officer or Chairman of the Board, (ii) prior to the effective date of his election as Chairman of the Board, the reversal of such election, (iii) any change in Michael R. Bonsignore's duties and responsibilities as set forth in the Employment Agreement not concurred in by him, or (iv) any amendment to, or modification of, this Section 17 by the Board, shall require the affirmative vote of at least 75% of the members of the Board (excluding the Chief Executive Officer); provided, however, that if, at any time prior to such second anniversary, the persons (other than the Chief Executive Officer) designated by Honeywell Inc. pursuant to Section 2.2(a) of the Merger Agreement (the "Merger Agreement Designees") shall represent less than 25% of the members of the Board (excluding the Chief Executive Officer), then, such removal, change, reversal, amendment or modification, as applicable, shall require, in addition to the vote of the Board otherwise required therefor by this Section 17, the affirmative vote of at least one Merger Agreement Designee.